SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 1)*

Axion International Holdings, Inc.

(Name of Issuer)

Common Stock, no par value

(Title of Class of Securities)

05462D 10 1

(CUSIP Number)

MLTM Lending, LLC

4922A St. Elmo Ave.

Bethesda, MD 20814

Telephone: (301) 654-2100

(Name, Address and Telephone Number of Person

Authorized to Receive Notices and Communications)

September 11, 2012

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), Rule 13d-1(f) or Rule 13d-1(g), check the following box ☐.

Note. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act” or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

(Continued on following pages)

CUSIP- No. 05462D 10 1	13D	Page 2 of 5 Pages

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) MLTM Lending, LLC Tax ID No.: 46-0891147
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS PF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION USA

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER	0
	8	SHARED VOTING POWER	7,317,218 (1)
	9	SOLE DISPOSITIVE POWER	0
	10	SHARED DISPOSITIVE POWER	7,317,218 (1)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 7,317,218
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 21.8% (2)
14	TYPE OF REPORTING PERSON IN

(1)	Includes 3,658,609 shares of common stock issuable to the Reporting Person upon conversion of the Issuer’s 8.0% convertible promissory note held by the Reporting Person, and 3,658,609 shares of common stock issuable to the Reporting Person upon exercise of the Issuer’s warrant to purchase common stock held by the Reporting Person.

(2)	Based on 26,188,550 shares of common stock outstanding as of August 27, 2012, plus (i) 3,658,609 shares of common stock issuable to the Reporting Person upon conversion of the Issuer’s 8.0% convertible promissory note held by the Reporting Person, and (ii) 3,658,609 shares of common stock issuable to the Reporting Person upon exercise of the Issuer’s warrant to purchase common stock held by the Reporting Person.

CUSIP- No. 05462D 10 1	13D	Page 3 of 5 Pages

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) ML Dynasty Trust Tax ID No.: 54-6507033
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS PF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION USA

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER	0
	8	SHARED VOTING POWER	7,317,218 (1)
	9	SOLE DISPOSITIVE POWER	0
	10	SHARED DISPOSITIVE POWER	7,317,218 (1)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 6,585,496 (2)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☒
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 20.1% (2)
14	TYPE OF REPORTING PERSON IN

(1)	Includes 3,658,609 shares of common stock issuable to MLTM Lending, LLC upon conversion of the Issuer’s 8.0% convertible promissory note held by MLTM Lending, LLC, and 3,658,609 shares of common stock issuable to MLTM Lending, LLC upon exercise of the Issuer’s warrant to purchase common stock held by MLTM Lending, LLC.

(2)	Represents the 90% pecuniary interest held by the ML Dynasty Trust in the shares of common stock referenced in this Schedule 13D.

MLTM Lending, LLC and ML Dynasty Trust (collectively, the “Reporting Persons”) are jointly filing this Amendment No. 1 relating to the Statement of Beneficial Ownership on Schedule 13D, as filed with the Securities and Exchange Commission (the “Commission”) on September 4, 2012 (the “Schedule 13D”).

Except as set forth below, all Items of the Schedule 13D remain unchanged. All capitalized terms not otherwise defined herein shall have the meanings ascribed to such terms in the Schedule 13D.

Item 4.	Purpose of Transaction.

Item 4 of the Schedule 13D is hereby amended to add the following information:

Pursuant to the terms of the Note Purchase Agreement, on September 11, 2012, Tom Bowersox and Allen Kronstadt were appointed to the Issuer’s board of directors, as reported by the Issuer on the Current Report on Form 8-K, filed with the Commission on September 12, 2012.

Item 6.	Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

Item 6 of the Schedule 13D is hereby amended to add the following information:

As stated in Item 4 of this Schedule 13D, Tom Bowersox and Allen Kronstadt were appointed to the Issuer’s board of directors on September 11, 2012.

Item 7.	Material to be Filed as Exhibits.

Exhibit 1. Joint Filing Agreement dated as of September 4, 2012, between MLTM Lending, LLC and ML Dynasty Trust (incorporated by reference to Exhibit 6 to the Schedule 13D).

Page 4 of 5 Pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: September 20, 2012

MLTM Lending, LLC

By:	TM Investments, LP,
its administrative member

By:	CF Holdings, Inc.,
its general partner

By:	/s/ Melvin Lenkin
Name:	Melvin Lenkin
Title:	President

ML Dynasty Trust

By:	/s/ Tom Bowersox
Name:	Tom Bowersox
Title:	Trustee

Page 5 of 5 Pages